



HERITAGE COMMERCE CORP

August 2009

Member FDIC
Equal Housing Lender

Forward Looking Statement Disclaimer

HERITAGE COMMERCE CORP

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. These factors include (1) difficult and adverse conditions in the global and domestic capital and credit markets, (2) continued volatility and further deterioration of the capital and credit markets, (3) significant changes in banking laws or regulations, including, without limitation, as a result of the Emergency Economic Stabilization Act and the creation of and possible amendments to the Troubled Asset Relief Program (TARP), including the Capital Purchase Program and related executive compensation requirements, (4) continued uncertainty about the impact of TARP and other recent federal programs on the financial markets including levels of volatility and credit availability, (5) a more adverse than expected decline or continued weakness in general business and economic conditions, either nationally, regionally or locally in areas where the Company conducts its business, which may affect, among other things, the level of nonperforming assets, charge-offs and loan provision expense, (6) changes in interest rates, reducing interest rate margins or increasing interest rate risks, (7) changes in market liquidity which may reduce interest margins and impact funding sources, (8) increased competition in the company's markets, (9) changes in the financial performance and/or condition of the company's borrowers, (10) current and further deterioration in the housing and commercial real estate markets particularly in California, and (11) increases in Federal Deposit Insurance Corporation premiums due to market developments and regulatory changes. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Profile



- 10 full service branch offices in Santa Clara, Alameda, and Contra Costa counties in California.

- Heritage Bank of Commerce is a California state chartered bank opened in 1994.

- A multi-community independent bank that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees.

- Acquired Diablo Valley Bank in June 2007 with $250 million in assets.

- $1.4 billion total assets at June 30, 2009.

Community Business Banking

- **Core Clientele**
  - Closely held businesses
  - Middle market and small businesses
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Interim construction and land development lending
  - Cash management
  - Non-profit organizations
    - Education
    - Churches
  - Homeowner associations
  - Commercial property and asset management
  - Qualified intermediaries



Bay Area Franchise – 10 Branches

HERITAGE
COMMERCE CORP

- **Contra Costa County**
  - Danville
  - Walnut Creek
- **Alameda County**
  - Fremont
  - Pleasanton
- **Santa Clara County**
  - Gilroy
  - Los Altos
  - Los Gatos
  - Morgan Hill
  - Mountain View
  - San Jose (Headquarters)



Larkspur
Richmond
Walnut Creek
Clayton
Brentwood
Discovery Bay
French Camp
Mill Valley
Berkeley
Alamo
Moraga
Emeryville
San Francisco
Oakland
Danville
San Ramon
Lathrop
Manteca
Tracy
Ripon
Salida
Dublin
Pleasanton
Livermore
Daly City
South San Francisco
Hayward
Union City
Modesto
Ceres
San Mateo
Fremont
Moss Beach
Redwood City
Newark
Half Moon Bay
Patterson
Palo Alto
Mountain View
Milpitas
Los Altos
Sunnyvale
Cupertino
San Jose
Campbell
Saratoga
Newman
Los Gatos
Boulder Creek
Morgan Hill
San Martin
Scotts Valley
Gilroy
Santa Cruz
Capitola
Aptos
Freedom
Watsonville
Aromas
San Juan Bautista
Hollister
Castroville
Salinas
Marina
Pacific Grove
Seaside
Monterey
Carmel-By-the-Sea

Deposits By Branch (in $000's)

As of June 30, 2009

- $598,259 San Jose
- $146,422 Los Altos
- $106,340 Pleasanton
- $ 98,588 Danville
- $ 67,279 Fremont
- $ 45,453 Walnut Creek
- $ 35,354 Los Gatos
- $ 31,563 Mt. View
- $ 21,252 Morgan Hill
- $ 13,037 Gilroy



HERITAGE COMMERCE CORP

Expansion Since 2007

- **Expansion of East Bay Presence**

  - **Acquired Diablo Valley Bank in June 2007**
    - Two East Bay locations – Danville and Pleasanton
    - Founded in late 2003
    - Community business bank with $250MM in assets

  - **Walnut Creek Regional Office**
    - Opened in August 2007
    - Key commercial market in East Bay


Concord
Clayton
Walnut Creek
Orinda
Alamo
Moraga
Danville
Blackhawk-Camino Tassajara
San Ramon
Dublin
680
Pleasanton
Hayward
Union City
Niles
Mission

Key Personnel Since 2007

- **Key Business Production Personnel Acquisitions**

  - Hired premier loan team in Pleasanton market

  - Hired SBA management/sales team

  - Hired successful deposit generators in key markets

- **Key Executive Management Team Additions**

  - Chief Credit Officer – August 2008

  - General Counsel / Corporate Secretary – November 2008

  - Chief Administrative Officer – July 2009

Heritage Financial Summary

- **Financial Results for the Quarter Ended June 30, 2009**
  - Net loss of $5.4 million
  - Net loss available to common shareholders of $6.0 million
  - $(0.51) per diluted common share
  - $10.7 million provision for loan losses
  - 3.55% net interest margin, up 20 bp from 1Q09
  - Increase in noninterest expense due to:
    - Higher FDIC premiums
    - Professional fees

- **Credit Quality for the Quarter Ended June 30, 2009**
  - 4.30% NPA/Assets
  - $3.2 million net charge-offs
  - 2.70% Allowance for loan losses/Total loans
  - 54% Allowance for loan losses/Nonperforming loans

Heritage Financial Summary (continued)

- **Balance Sheet at June 30, 2009**
  - $1,162 million total loans
  - $1,164 million total deposits
  - $1,437 million total assets
  - $175 million total equity

- **Capital at June 30, 2009**
  - 9.80% Leverage ratio
  - 6.43% Tangible common equity/Tangible assets
  - $40 million preferred stock from U.S. Treasury Capital Purchase Program (Tier 1 capital) in November 2008



Total Loans (in $000's)



Total Deposits (in $000's)





Net Interest Income (in $000's) & Net Interest Margin

Provision for Loan Losses (in $000's)



Capital Base



Shareholders' Equity

($ in millions)

At June 30, 2009

- 9.80% Leverage Ratio

- 12.15% Equity/Assets

- $40 million Preferred Stock from U.S. Treasury Capital Purchase Program

- Filed a Shelf Registration for up to $65 million in capital

Loan Portfolio (in $000's)

As of June 30, 2009

$1,161,666



Other 5%

C & I 39%

Land & Construction 20%

Commercial RE 36%

HERITAGE COMMERCE CORP

Land & Construction Portfolio (in $000's)

As of June 30, 2009

HERITAGE COMMERCE CORP

$230,798



Land - Residential To Be Developed 7%
Land - Residential Inventory 6%
Land - Commercial Use 5%
Construction - SFR O/O 5%
Construction - Commercial I/P 27%
Construction - SFR "For Sale" 27%
Construction - Commercial O/O 7%
Multi Family Apartments 16%

Commercial Real Estate Portfolio (in $000's)

As of June 30, 2009

HERITAGE
COMMERCE CORP

$412,430



Owner Occupied (Office, Industrial, Retail, Other) 50%

Office - I/P 12%

Retail - I/P 10%

Light Industrial/ Warehouse/ R&D - I/P 9%

Mixed Use 3%

Other 16%

Credit Quality (in $000's)

HERITAGE COMMERCE CORP

As of June 30, 2009

Nonperforming Assets
$61,737


C & I - 26%
CRE - 5%
Land & Construction - 63%
90 Days Past Due & Still Accruing - 1%
OREO - 5%

2Q 09 Net Charge-offs
$3,206


C & I - 5%
CRE - 32%
Land & Construction - 63%

Real Estate Mortgage-Non-Owner Occupied and Real Estate-Land & Construction (in $000's)



Credit Quality (continued)



Deposit Mix by Type (in $000's)

As of June 30, 2009

HERITAGE COMMERCE CORP

$1,163,547



Brokered Deposits 19%
DDA Non-interest Bearing 22%
Time Deposits, $100K & over 15%
DDA Interest Bearing 12%
Time Deposits, under $100K 4%
Savings and Money Market 28%

Strategy:

Position Bank for Return to
Top Quartile Performance in 2010

- **Focus on Credit Quality**
  - Reduce and manage CRE investor and construction & land loan concentration levels
  - Enhanced monitoring process of existing portfolios
  - Increasing size of workout group – indentified classified loan relationships transferred to workout group
  - Quarterly review of the loan portfolio credit quality
  - Review real estate portfolio credit quality twice quarterly
  - Most real estate loans approved by Executive Loan Committee
  - Monthly forecasting/strategy meeting on all classified loans
  - Revised ALLL policy and methodology
  - Enhanced day to day risk management
    - Enhanced risk grading
    - Amended loan policies covering real estate, environmental risks and appraisals

Strategy (continued):

Position Bank for Return to Top Quartile Performance in 2010

- **Maintain Solid Capital Position**
  - Manage balance sheet growth
  - Adjust loan portfolio mix to reduce risk
  - Manage risk-weighted assets
  - Maintain "well-capitalized" position
  - Review and evaluate strategies and opportunities to raise capital
  - Issued $40 million in TARP preferred stock

Strategy (continued):

Position Bank for Return to Top Quartile Performance in 2010

HERITAGE COMMERCE CORP

- **Focus on Liquidity**
  - Compensation plan includes deposit hurdles for line officers
  - Maintain Bank lines of credit with FHLB and FRB
  - Specialized deposit officers
  - Target new deposit niches:
    - Non Profit Organizations
    - Homeowner Associations
    - Commercial Property and Asset Management
    - Qualified Intermediaries
  - Manage/reduce brokered CDs
    - Market CDARS program
  - Reduce loan to deposit ratio
  - Focus on developing deposit relationships
  - Review other liquidity options, such as:
    - Deposit campaigns

Strategy (continued):

Position Bank for Return to
Top Quartile Performance in 2010

- **Improve Net Interest Margin**
  - Increase loan rates
  - Aggressively add floors on floating rate loans
  - Reduce NPAs
  - Manage deposit interest rates, reduce higher cost deposits

- **Control Costs**
  - Return to a reasonable efficiency ratio
    - Adjust costs to asset and revenue size
    - Review benefit packages
    - Review efficiency / consolidation opportunities

HERITAGE
COMMERCE CORP

Heritage Bank Strengths



- Capital

- Management depth / experience

- Highly experienced relationship managers

- Good locations and markets

- Brand recognition in the South Bay and East Bay

- Strong service levels

- Solid core deposit base

- Strong Board of Directors

Contact Information



Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK